UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2012

POSTMEDIA NETWORK CANADA CORP.

(Translation of registrant’s name into English)

1450 Don Mills Road, Toronto Ontario M3B 2X7 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 9.01  Financial Statements and Exhibits

(d)	Exhibits

The following exhibits are included with this Report and are being furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended:

Exhibit 99.1	Notice of Annual Meeting of Shareholders and Management Information Circular in respect of the Annual Meeting of Shareholders of Postmedia Network Canada Corp. to be held on January 10, 2013.

Exhibit 99.2	Form of Proxy for the registrant’s Annual Meeting of Shareholders to be held on January 10, 2013 (Class NC Variable Voting Shares).

Exhibit 99.3	Form of Proxy for the registrant’s Annual Meeting of Shareholders to be held on January 10, 2013 (Class C Voting Shares).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSTMEDIA NETWORK CANADA CORP.

By:	/s/ DOUGLAS LAMB
Douglas Lamb Chief Financial Officer

Date: November 23, 2012.

EXHIBIT INDEX

Exhibit 99.1	Notice of Annual Meeting of Shareholders and Management Information Circular in respect of the Annual Meeting of Shareholders of Postmedia Network Canada Corp. to be held on January 10, 2013.

Exhibit 99.2	Form of Proxy for the registrant’s Annual Meeting of Shareholders to be held on January 10, 2013 (Class NC Variable Voting Shares).

Exhibit 99.3	Form of Proxy for the registrant’s Annual Meeting of Shareholders to be held on January 10, 2013 (Class C Voting Shares).